SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of June 10, 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.






The Company today received the following notification:



The Company Secretary
Marconi Corp Plc
4th Floor, Regents Place
338 Euston Road
London
NW1 3BT



Fax No: 020 7493 1974



Dear Sir / Madam



10 June 2003



UK COMPANIES ACT 1985 - SECTIONS 198-203 - Marconi Corp Plc (the "Company")



This notification relates to issued ordinary shares in the capital of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").



It has come to our attention that following the restructuring of Marconi and as at close of business on 9 June 2003, The Goldman Sachs Group Inc., of 85 Broad Street, New York, NY 10004, USA, was interested in 103,874,262 shares.



Of these 102,874,262 shares:



a) The interest in 92,093,527 shares arose from the interest held by Goldman, Sachs & Co., acting as custodian. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.



b) The interest in 1,954,934 shares arose from the interest held by The Goldman Sachs Trust Company, New York, acting as custodian. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.



c) The interest in 1,000,000 shares arose from the interest held by Goldman, Sachs & Co., acting as custodian of 100,000 American Depositary Receipts ("ADRs"). These ADRs are, or will be, held at the Depositary Trust Company of New York.



d) The interest in 7,825,801 shares arose from a beneficial interest held by Goldman Sachs International, a direct subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.





A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.



Yours sincerely



Peter Highton

For an on behalf of

The Goldman Sachs Group, Inc.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: June 10, 2003